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                                                                     EXHIBIT 4.4

                   SETTLEMENT AND GENERAL RELEASE AGREEMENT
                   ----------------------------------------


     This Settlement and General Release Agreement ("Agreement") is entered into between Semotus Solutions, Inc. (formerly Datalink.net, Inc.) (hereinafter "Semotus") and FMG Marketing, Inc. (hereinafter "FMG"). FMG and Semotus agree as follows:

                                    RECITALS
                                    --------

     A. FMG and Semotus entered into a Marketing Agreement dated June 13, 2000, whereby FMG was hired by Semotus to provide certain marketing services to Semotus, and FMG did provide such marketing services to Semotus, whereupon certain fees for these marketing services are now owed to FMG; and

     B. FMG and Semotus have entered into this Agreement to settle the total compensation owed to FMG for such marketing services and any claim that Semotus has not paid the full consideration or compensation due for such services.

                                    AGREEMENT
                                    ---------

          WHEREFORE, the parties to this Agreement hereby agree as follows:

     1. Semotus agrees to issue in the name of FMG Marketing, Inc., and send to its designated brokerage account, thirty five thousand (35,000) shares of restricted common stock, which is intended to be the approximate equivalent value of eighty thousand dollars ($80,000), which is the approximate outstanding balance Semotus owes to FMG as of the date of this agreement; such stock issuance shall occur after the parties' execution of this Agreement and receipt of approval from the AMEX of the issuance of such shares (the "Effective Date"). Semotus also agrees to register this stock in its next S-3 Registration Statement, such Statement to be filed expeditiously with the SEC but in no event later than March 28, 2001, which is the end of the Company's next filing period. Within three business days of the Registration Statement going effective, FMG shall then sell these shares over a period of not less than seven business days and not more than five thousand shares per day. If the total value that FMG receives from the sale of these shares by May 1, 2001 is less than the outstanding balance owed to FMG at that time, Semotus shall make up the difference in cash; however, depending on the circumstances, FMG reserves the right to negotiate a new stock agreement with Semotus in lieu of cash. If the total value that FMG receives is greater than the outstanding balance owed to FMG at the time, the difference shall be credited towards Semotus for services by FMG or by an outside third party hired through FMG for the benefit of Semotus. Semotus' common stock issued to FMG, but only up to a total resale value of eighty thousand dollars, and the subsequent registration of it with the SEC, is for full settlement of the consideration owed for all services provided by FMG to Semotus under the Marketing Agreement signed on June 13, 2000 and for the release, as set forth below. FMG shall be responsible for payment of all taxes related to receipt of the consideration hereunder.

     2. FMG hereby releases, waives and forever discharges, individually and collectively, Semotus, and its current or former officers, directors, employees, agents, affiliates, predecessors, successors, assigns, subsidiaries and all persons acting through or with them (hereinafter collectively referred to as "Releasees"), from any and all claims, rights, demands, liabilities, causes of action, losses, costs or expenses (including attorneys' fees) of any kind whatsoever, known or unknown, suspected or unsuspected, that FMG may now have or has ever had against Releasees prior to and including the date of this Agreement. This release includes, without limitation, all claims relating to any contract between the parties or Releasees, whether express or implied, and its termination or breach; any claims for misrepresentation, fraud, or breach of any covenant of good faith and fair dealing; and any and all claims related to or in any manner incidental to FMG's relationship with

This document contains information that is confidential and is the property of Semotus Solutions, Inc. It may not be copied, published or used, in whole or in part, for any purposes other than as expressly authorized by Semotus.
                (C) Semotus Solutions 2001 All Rights Reserved.
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          Semotus or the Releasees. If any agency or court already has assumed jurisdiction of any complaint or claim against Releasees, FMG will direct that agency or court to withdraw from or dismiss the matter with prejudice.

          It is expressly understood and agreed by the parties that this Agreement is in full accord, satisfaction and discharge of any and all claims by FMG against Releasees, and that this Agreement has been signed with the express intent of extinguishing all such claims.

     3. Any controversy or claim of any kind arising out of relating to this Agreement or its breach, including but not limited to any claim relating to its validity, interpretation, or enforceability, shall be submitted to binding arbitration in the State of California, in accordance with the Arbitration Rules of the American Arbitration Association ("AAA").

     4. This is the entire Agreement regarding the subject matter hereof and supersedes all previous and contemporaneous discussions, negotiations, agreements and understandings. No other promises or agreements have been made.

     5. In the event that any provision of this Agreement is determined to be unenforceable for any reason, the remaining provisions shall remain in full force and effect and the unenforceable provision(s) shall be interpreted and rewritten to give effect to the parties' economic intentions.

     6. FMG acknowledges and agrees that it has been advised that this Agreement is a binding legal document. FMG further agrees that has had adequate time and a reasonable opportunity to review the provisions of this Agreement and to seek legal advice regarding all its aspects, and that in executing this Agreement FMG has acted voluntarily and has not relied upon any representation made by the Semotus or any of its employees or representatives regarding the Agreement's subject matter and/or effect. FMG has read and fully understands this Agreement and voluntarily agrees to its terms.

     7. FMG agrees not to disclose the fact or any of the terms of this Agreement to anyone except for its attorney, accountant and government taxing authorities, unless required to do so by court order. FMG further agrees not to make any negative or disparaging statements about Semotus or its employees or representatives to any third party, or to disclose any information that it became aware of as a result of its relationship with Semotus.

     8. This agreement may be executed in counterparts, and each counterpart shall be deemed a duplicate original.


AGREED AND UNDERSTOOD:
                                                       SEMOTUS SOLUTIONS, INC.

DATE: /s/ March 2, 2001                        By: /s/ Anthony LaPine
                                                       Anthony LaPine
                                                       President and CEO



                                                       FMG Marketing, Inc.

DATE: /s/ March 5, 2001                        By: /s/ Gary Mitchem

                                                       Name: Gary Mitchem

                                                       Title: CFO

This document contains information that is confidential and is the property of Semotus Solutions, Inc. It may not be copied, published or used, in whole or in part, for any purposes other than as expressly authorized by Semotus.
                (C) Semotus Solutions 2001 All Rights Reserved.